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SEC FILE NUMBER
8-65386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MIT Associates, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

85 Eastview Avenue
(No. and Street)

Tiburon	CA	94920
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Ford	415-860-3673	dwford@mit-bd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDG-CPA's
(Name – if individual, state last, first, and middle name)

76 N Walnut St	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

02/18/2004	1167
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Ford, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MIT Associates, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO & CCO

[signature]
Notary Public

TIMOTHY PATRICK SOLOMON
Notary Public - California
Marin County
Commission # 2348154
My Comm. Expires Mar 19, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Year Ended December 31, 2023

MIT ASSOCIATES, LLC
DECEMBER 31, 2023

CONTENTS

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
MIT Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MIT Associates, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MIT Associates, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MIT Associates, LLC's management. Our responsibility is to express an opinion on MIT Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MIT Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of MIT Associates, LLC's financial statements. The supplemental information is the responsibility of MIT Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as the Company's auditor since 2022.

BDG-CPAs, PC
Ridgewood, New Jersey
February 20, 2024

MIT ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	32,011
Accounts receivable		22,606
Prepaid expenses and other current assets		24,014
Receivable from related party		23,228
Fixed assets, net of accumulated depreciation of $2,036		2,489
TOTAL ASSETS	$	104,348

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,250
Deferred revenue		14,385
TOTAL LIABILITIES		19,635
Members' equity		84,713
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	104,348

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:	
Consulting fees	$ 1,063,190
Other income	3,477
TOTAL REVENUES	1,066,667
EXPENSES:	
Commissions	620,093
Compensation	426,892
Office and other expenses	94,122
Professional fees	75,284
Regulatory	45,416
Bad debts	6,000
Technology, data and communication	5,059
Depreciation	1,509
TOTAL EXPENSES	1,274,375
NET INCOME (LOSS)	$ (207,708)

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Members' equity - December 31, 2022	$ 292,421
Net income (loss)	(207,708)
Members' equity - December 31, 2023	$ 84,713

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:		
Net loss		$ (207,708)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	$ 1,509	
Bad debt	6,000	
(Increase) decrease in operating assets		
Accounts receivable	40,749	
Receivable from related party	(23,228)	
Prepaid expenses and other current assets	57,610	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(33,588)	
Unearned revenue	14,385	
Total adjustments		63,437
Net cash used in operating activities		(144,271)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net decrease in cash		(144,271)
Cash, beginning of year		176,282
Cash, end of year		$ 32,011
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest		$ -
Income taxes		$ -

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies:

Description of Company:

MIT Associates, LLC ("the Company") was formed in Connecticut on April 1, 2002 and operates in Tiburon, California. The Company is a broker-dealer registered with Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's principal businesses are: Private Placements, of securities; Merger and Acquisition ("M&A") transaction advisory; M&A engagement advisory; and financial and marketing consulting services.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company's bank account cash balance at times could exceed the $250,000 level insured by the Federal Deposit Insurance Commission ("FDIC).

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues. During the year, the Company recorded $6,000 of bad debt expense.

1. Summary of Significant Accounting Policies (continued):

Revenue recognition:

Significant Judgments

Revenue from contracts with customers includes consulting fees and private placement and advisory fees and services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Consulting fees: The Company receives consulting fees as they are earned based on services provided. Such fees are recognized at the point in time when the Company’s performance under the terms of the contractual arrangement is completed.

Private placement and advisory fees and services: The Company receives revenue from private placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed, which is typically at the closing of the transaction. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. In certain instances, retainer revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities. There were none noted as of December 31, 2023.

Income taxes:

The Company is organized as a limited liability company. As a result, members are taxed individually on their proportionate share of the Company’s earnings. The Company’s net income or loss is allocated among the members in accordance with the Company’s operating agreement. Accordingly, there is no provision for federal income taxes in these financial statements.

1. Summary of Significant Accounting Policies (continued):

Income taxes: (continued):

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2023, the IRS has not proposed any adjustment to the Company's tax position.

2. Concentrations:

In 2023, two clients accounted for 45% and 39% of revenues. At December 31, 2023, $22,606 was receivable from one of these clients.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $12,376, which exceeded the minimum requirement of $5,000 by $7,376. The Company's ratio of total aggregate indebtedness to net capital was 1.59 to 1 as of December 31, 2023.

4. Commitments and contingent liabilities:

The Company has no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2023.

5. Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

6. Subsequent Events:

Management has evaluated subsequent events from the date of the Statement of Financial Condition through the date these financial statements were available to be issued. Based on this evaluation, there were no such matters requiring recognition or disclosure in the financial statements for the year ended December 31, 2023.

SUPPLEMENTARY INFORMATION

MIT ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

Computation of Net Capital		
Total Members' Equity	$	84,713
Less: Nonallowable Assets		(72,337)
Net Capital	$	12,376
Computation of Excess Net Capital		
Net Capital as Calculated Above	$	12,376
Net Capital Requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness: $19,635)		(5,000)
Excess Net Capital	$	7,376
Computation of Aggregate Indebtedness to Net Capital		
Aggregate Indebtedness	$	19,635
Net Capital as Calculated Above		12,376
Ratio of Aggregate Indebtedness to Net Capital		1.59 to 1

There were no material differences between the net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA report dated December 31, 2023.

See report of Independent Registered Public Accounting Firm

MIT ASSOCIATES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3 AS OF DECEMBER 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R.§240. 15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 15c3-3 because the Company limits its business activities exclusively to include dealings in several classes of securities broker dealer services principally M&A engagement advisory; private placements of securities; marketing and wholesaling mutual funds and exchange traded funds; and financial and marketing consulting services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in rule 15c3-3). Accordingly, there are no items to report under the requirements of the Rule.

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
MIT Associates, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) MIT Associates, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) selling tax shelters or limited partnerships in primary distributions, and (2) private placement of securities, structured equity funds and venture capital funds, and (3) maintain primarily institutional accounts, as well as accounts of high net worth individuals, and (4) financial and marketing consulting services to both hedge funds and investors in hedge funds that will be compensated on a "fee for services" basis, consisting of market survey, analysis of differing strategies within the hedge fund industry, identification of particular correlated and noncorrelated strategies and other analysis, and (5) market and wholesale mutual funds and exchange traded funds, and (6) referral fees, and (7) mergers and acquisitions advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 20, 2024

MIT Associates, LLC's
Assertions Regarding Exemption Provisions

MIT Associates, LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) selling tax shelters or limited partnerships in primary distributions, and (2) private placement of securities, structured equity funds and venture capital funds, and (3) maintain primarily institutional accounts, as well as accounts of high net worth individuals , and (4) financial and marketing consulting services to both hedge funds and investors in hedge funds that will be compensated on a "fee for services" basis, consisting of market survey, analysis of differing strategies within the hedge fund industry, identification of particular correlated and noncorrelated strategies and other analysis, and (5) market and wholesale mutual funds and exchange traded funds, and (6) referral fees, and (7) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David Ford, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________________
David Ford, CCO